Exhibit 99.3

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(incorporated in the Cayman Islands with limited liability)

(NYSE: EDU and SEHK: 9901)

––––––

Form of Proxy for Annual General Meeting

to be held on November 21, 2025

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of New Oriental Education & Technology Group Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued common shares, par value US$0.001 per share, of the Company (the “Common Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at No. 6 Hai Dian Zhong Street Haidian District, Beijing, People’s Republic of China on November 21, 2025 at 5:00 p.m. (local time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Common Shares on the Company’s register of members at the close of business on October 16, 2025 (Hong Kong Time) are entitled to notice of, to attend and to vote at the Meeting. Each Common Share is entitled to one vote on all matters. The quorum of the Meeting is at least two shareholders which hold an aggregate of at least one-tenth of the voting share capital, present in person or by proxy and entitled to vote, throughout the Meeting.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the shares FOR the resolution. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) by submitting with the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company no later than 5:00 p.m., Hong Kong time, on November 19, 2025 to ensure your representation at the AGM.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(incorporated in the Cayman Islands with limited liability)

(NYSE: EDU and SEHK: 9901)

––––––

Form of Proxy for Annual General Meeting

to be held on November 21, 2025

(or any adjournment(s) or postponement(s) thereof)

I/We         of                                        , being the registered holder of        common shares, (Note 1) par value US$0.001 per share, of New Oriental Education & Technology Group Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting(Note 2) or    of     as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at No. 6 Hai Dian Zhong Street Haidian District, Beijing, People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 3)

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.	As an ordinary resolution: Resolution No. 1 set out in the Notice of the Annual General Meeting (to approve the re-election of Dr. Yue Zhuge as a director of the Company).

Dated _______________, 2025	Signature(s) (Note 4) ____________________

Notes:
[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the AGM in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the AGM in person but if a member attends the AGM and votes, this proxy will be revoked.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.